FILER:
COMPANY DATA:
COMPANY CONFORMED NAME: SODEXHO ALLIANCE SA
CENTRAL INDEX KEY: 0001169715
STANDARD INDUSTRIAL CLASSIFICATION: SERVICES-MANAGEMENT SERVICES [8741] IRS NUMBER: 000000000
FISCAL YEAR END: 0831
FILING VALUES:
FORM TYPE: 6-K
SEC ACT: 1934 Act SEC
FILE NUMBER:
FILM NUMBER:
BUSINESS ADDRESS:
STREET 1: 3 AVENUE NEWTON
STREET 2: 78180 MONTIGNY-LE-BRETONNEUX
CITY: FRANCE
STATE:
ZIP: 00000
BUSINESS PHONE: 0113313085
6-K
FORM 6-K
                              SECURITIES AND EXCHANGE COMMISSION
                                      Washington D.C. 20549

                                             FORM 6-K

                                 REPORT OF FOREIGN PRIVATE ISSUER
                             PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                                  SECURITIES EXCHANGE ACT OF 1934

                                         June 21, 2004

                                        SODEXHO ALLIANCE SA
                                         3, avenue Newton
                                   78180 Montigny-le-Bretonneux
                                              France
                             (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F         X                 Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                                 No       X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contents: Financial Statements for the First Half of 2003-2004

                               EXHIBIT LIST

Exhibit           Description

99.1     Financial Statements for the First Half of 2003-2004

                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODEXHO ALLIANCE SA
By: /s/ Sian Herbert-Jones
-------------------------------
Name:    Sian Herbert-Jones
Title:   Chief Financial Officer

Date: June 21, 2004

Exhibit 99.1

Financial Statements for the First Half of 2003-2004


Code EURONEXT : EXHO.PA / Code NYSE : SDX

This document contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These include, but are not limited to, statements regarding anticipated future events and financial performance with respect to our operations. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated" , "project " , "plan" "pro forma," and "intend" or future or conditional verbs such as "will," "would," or "may." Factors that could cause actual results to differ materially from expected results include, but are not limited to, those set forth in our Registration Statement on Form 20-F, as filed with the Securities and Exchange Commission
(SEC), the competitive environment in which we operate, changes in general economic conditions and changes in the French, American and/or global financial and/or capital markets. Forward-looking statements represent management's views as of the date they are made, and we assume no obligation to update any forward-looking statements for actual events occurring after that date. You are cautioned not to place undue reliance on our forward-looking statements.

                                  Sodexho Group


                                Management Review


                                February 29, 2004




1. Financial performance for the first half of 2003-2004



            Six months      Six months      % change     Currency
            ended           ended           excluding    effects       % change
            February 28,    February 29,    currency
              2003          2004            effects



Revenues        6,198        5,890            +3.9%       -8.4%         -4.5%

EBITA             294          281            +4.0%       -8.7%         -4.7%

Group net
 income            86           97           +24.3%      -11.6%        +12.7%



o The organic growth in revenues, at constant consolidation scope and excluding currency effects, was 3.9%, compared to 2.9% for the prior comparable period.

o The euro's sharp appreciation against other currencies, notably the US dollar, led to a translation effect in the consolidated accounts which reduced reported revenues by 8.4%, EBITA by 8.7% and Group net income by 11.6%. However, unlike exporting companies, our subsidiaries' revenues and expenses are denominated in the same currency. Consequently, currency fluctuations do not create operating risks for Sodexho.

o    Excluding currency effects:
     o EBITA  increased by 4%, which  represents an EBITA margin of 4.8%
     o Group net income after goodwill amortization increased by 24.3%.



Food and Management Services

North America

     The organic growth in revenues in the first-half of 2003/2004 was 4.1%, as compared to 3.3% for the prior comparable period. With organic growth rates of 5.8% in the Education segment and 4% in the Healthcare and Seniors segments, the Sodexho teams continue to implement the development strategy of the Group - client retention, increasing sales on existing sites and the conversion of self-operated accounts. In the Business and Industry segment, revenues decreased by 0.7%, mainly due to the impact of delocalizations and the absence, as of today, of any sign of increased employment in large businesses. The Defense segment benefited from one additional month of activity in the 55 sites for the US Marine Corps as compared to the prior comparable period. From the beginning, this contract has required great flexibility from our local teams to adapt to the client's frequently changing needs.

     During the first-half of 2003/2004, we achieved commercial successes such as Novartis Research Center, Harley Davidson, the World Bank Conference Center, the public schools of Saint-Louis, the University of Concordia (Wisconsin) and the University of Tulsa (Oklahoma). In Canada, Sodexho signed the largest contract ever in the public healthcare sector with the Vancouver Coastal Health and Providence Authority. This 10-year contract valued at CAD 405 million (EUR 240 million) includes 22 hospital and retirement home sites.

     EBITA was EUR 146 million, with an EBITA margin of 5.5% after taking into account the additional amortization costs in connection with our investments in information systems implemented during the prior fiscal year.

Continental Europe

     Organic growth of revenues in the first-half of 2003/2004 was 3.3%, as compared to 4.9% in the prior comparable period, mainly due to:

     - a difficult economic environment in the Business and Industry segment in France and in Northern Europe, and

     - a more competitive market for public contracts in Scandinavia and in Southern Europe.

     In this environment, the Business and Industry segment achieved an organic growth of 2.6%. The organic growth in the Education and Healthcare and Senior segments was 3.6% and 4.9%, respectively.

     A number of major contracts were signed during the first-half of 2003/2004, such as Alcatel Space and Generali in France, Sambacy Group in Turkey and Gavle in Sweden, the school systems of Frankfurt, Milan, Sienna and Budapest, the University of Utrecht, 20 centers for the disabled in Fejer, Hungary and the Fremap clinic in Spain.

     EBITA was EUR 87 million with an EBITA margin of 4.6%. The first half results reflected difficulties and subsequent reorganization in the meals delivery activity in Education, in metropolitan Paris, which weighed temporarily on the operating margin.

United Kingdom and Ireland

     Revenues decreased by 7.2% due to the termination of loss-making contracts in the Business and Industry and Healthcare segments during the prior comparable period.

     In recent months, two long-term contracts, each valued at EUR 19 million annually, were signed: the Colchester Garrison in the Defense segment and the Havering Hospital in Healthcare.

     EBITA was EUR 5 million, or an EBITA margin of 0.8%. These results do not include EBITA profit of EUR 6 million earned by our British teams, for the Rugby World Cup in Australia.

     The action plan begun 18 months ago to return the subsidiary to profitability is well underway, and is focused on the following: better control over costs on each site, the renegotiation or termination of unprofitable contracts, the training and motivation of the teams, and reductions in overhead costs. Progress made in this area is partially offset by increases in pension fund contributions.

     The team in the United Kingdom and Ireland, is reinforcing the action plans in order to restore profitability to a level in line with that of the rest of the Group.

Rest of the world

     In Sodexho's other regions, organic growth was 21.5%, of which almost half resulted from the hospitality package contract for the Rugby World Cup in Australia. During the first half, we experienced commercial successes in the Remote Sites segment with the signing of new contracts such as Chiyoda in the Sakhalin Islands, the residential complex in Al Khor for Qatargas and the extension of Shell Rabi in Gabon. The Food and Management Services activity continues its development in China with the signature of contracts such as Shanghai Automotive Industry Corporation and Saint Gobain. In Latin America, growth accelerated as illustrated by numerous commercial successes such as Siemens and Anglo-American in Brazil and Leonisa in Colombia, and margins are improving.

     EBITA was EUR 19 million with an EBITA margin of 3.4%.


Service Vouchers and Cards

     Revenues in the Service Vouchers and Cards activity include client and affiliate commissions and investment income. Although organic growth for this activity was only 4.1% for the first half, issue volume of EUR 2.5 billion represents an approximate 10% increase as compared to the prior comparable period, excluding currency effects.

     The general decline in interest rates, notably in Latin America, and the labor force reductions in businesses, mainly in Germany, have held back growth.

     In Great Britain, revenues for the first half of the prior year included exceptional billings to the Home Office pertaining to the shift from paper vouchers to smart cards. This new system improves the reliability and the security of the service while reducing the client's distribution costs.

     New contracts continue to be signed, for example, the Aldi Group in Belgium, a savings bank in Romania, Philip Morris and Unilever in Hungary, Adecco in France and Ipostel in Venezuela.

     EBITA was EUR 37 million with a margin of 29% as compared to 33% in the prior comparable period. This change resulted mainly from lower interest rates on financial investments.


Net financial expense

     The net financial expense of EUR 65 million improved by EUR 17 million due to the reduction in debt-related expenses.


Net exceptional expense

     Net exceptional expense of EUR 11 million mainly includes:

          o the provision recorded for the sale of the subsidiary Medcheque in Brazil for EUR 6 million, and

          o provisions totaling EUR 4 million related to stock options and losses on treasury shares acquired in connection with existing stock option plans.


Income tax

     The effective tax rate decreased from 41% for the first-half 2002/2003 to 35% for the first-half 2003/2004, mainly as a result of realizing tax deductions on items which were previously considered non-deductible.


Group net income

     Group net income after amortization of goodwill was EUR 97 million, an increase of 24.3% excluding currency effects.



2. Outlook

     In November 2003, the Board of Directors fixed minimum objectives for 2003-2004. Today, based on current information, we confirm :

     - organic growth in revenues of at least 3.1%,

     - EBITA of approximately EUR 550 million,

     - Group net income, excluding exceptional items, of EUR 170 million.

     These figures are based on the exchange rates used in the fiscal year 2002-2003 financial statements.

     Based on current exchange rates, we estimate that the variations in exchange rates will have a negative impact at around 7% to 8% on Group Net Income for the fiscal year.

     The Board of Directors has expressed its confidence in the Group's future because Sodexho's strengths are numerous:

     - Sodexho's values: service spirit, team spirit, and spirit of progress;

     - Sodexho's mission: "Improve the quality of daily life", which gives meaning to all of our team members;

     - Sodexho's worldwide network and its presence in 76 countries;

     - Sodexho's strong competitive positions;

     - Sodexho's excellent financial model.









                                  SODEXHO Group

                        Consolidated Financial Statements

                                February 29, 2004



1. Consolidated Income Statement

(in millions of euro)     6 months  ended    % revenues        Change     6 months  ended         Year ended
                          February 29,                                    February  28,           August 31,
                          2004                                            2003                    2003

REVENUES                     5,890              100%           (4.5%)           6,168               11,687

   Other income                 21                                                 21                   37

   Purchases                (2,048)             (34.8%)                        (2,121)              (3,955)

   Employee costs           (2,695)             (45.8%)                        (2,874)              (5,519)

   Other
    external charges          (743)             (12.6%)                          (779)              (1,482)

   Taxes, other
    than income taxes          (41)              (0.7%)                           (36)                 (79)

   Depreciation and
    increase in
    provisions                (103)              (1.7%)                           (85)                (175)
                           -----------        -----------     ----------      -----------          ------------
EARNINGS BEFORE
 INTEREST, EXCEPTIONAL
 ITEMS, INCOME TAXES,
 INCOME FROM EQUITY
 METHOD INVESTEES,
 GOODWILL AMORTIZATION
 AND MINORITY INTERESTS
 (EBITA)                       281                4.8%         (4.7%)             294                  514


Financial expense, net         (65)              (1.1%)        20.8%              (82)                (152)
                          -----------        -----------     ----------      -----------           ------------

INCOME BEFORE EXCEPTIONAL
 ITEMS, INCOME TAXES,
 INCOME  FROM EQUITY
 METHOD INVESTEES,
 GOODWILL AMORTIZATION
 AND MINORITY INTERESTS        216                3.7%          1.5%              212                  362


Exceptional (expense)
 income, net                   (11)                                                (7)                   1

Income taxes                   (71)               1.2%         14.7%              (83)                (134)

                          -----------        -----------     ----------      -----------           ------------
INCOME BEFORE INCOME
 FROM EQUITY METHOD
 INVESTEES, GOODWILL
 AMORTIZATION AND
 MINORITY INTERESTS            134                2.3%          9.6%              122                  229


Net income (loss)
 from equity method
 investees                       1                                                  2                    4

Goodwill amortization          (29)              (0.5%)         9.1%              (32)                 (62)

                          -----------        -----------     ----------      -----------           ------------
GROUP NET INCOME BEFORE
 MINORITY INTERESTS            106                1.8%         15.6%               92                  171

Minority interests in
 net income of consolidated
 subsidiaries                    9                0.2%                              6                    9

                          -----------        -----------     ----------      -----------           ------------
GROUP NET INCOME                97                1.6%         12.7%               86                  162
                          ===========        ===========     ==========      ===========           ============


EARNINGS PER SHARE
(in euro)                     0.61                             12.7%             0.54                  1.02


DILUTED EARNINGS PER
 SHARE (in euro)              0.59                             12.1%             0.53                  1.00




2. Consolidated Balance Sheet

ASSETS (in millions of euro)          February 29, 2004     August 31, 2003    February 28, 2003

FIXED AND INTANGIBLE ASSETS, NET

  Goodwill                                 1,402                1,492                1,505

  Intangible assets                        2,486                2,686                2,732

  Property, plant and equipment              365                  379                  358

  Financial investments                       62                   64                   78

  Equity method investees                     19                   19                    9
                                        ----------           ----------            ---------
o Total fixed and
intangible assets, net                     4,334                4,640                4,682


CURRENT AND OTHER ASSETS

  Inventories                                172                  170                  178

  Accounts receivable, net                 1,589                1,383                1,603

  Prepaid expenses, other
   receivables and other assets              565                  637                  612

  Marketable securities                      632                  542                  544

  Restricted cash                            150                  166                  152

  Cash                                       394                  570                  593
                                        ----------           ----------            ---------
o Total current and other assets           3,502                3,468                3,682

                                        ----------           ----------            ---------
TOTAL ASSETS                               7,836                8,108                8,364
                                        ==========           ==========            =========


SHAREHOLDERS' EQUITY AND LIABILITIES
(in millions of euro)

SHAREHOLDERS' EQUITY

  Common stock                               636                  636                  636

  Additional paid in capital               1,186                1,186                1,191

  Consolidated reserves                      251                  427                  365
                                        ----------           ----------            ---------
o Total Shareholders' Equity               2,073                2,249                2,192

MINORITY INTERESTS                            70                   66                   68

PROVISIONS FOR CONTINGENCIES
 AND LOSSES                                   86                   89                   85


LIABILITIES

  Borrowings                               2,370                2,488                2,616

  Accounts payable                         1,041                1,128                1,245

  Vouchers payable                           852                  794                  763

  Other liabilities                        1,344                1,294                1,395
                                        ----------           ----------            ---------
o Total Liabilities                        5,607                5,704                6,019

                                        ----------           ----------            ---------
TOTAL SHAREHOLDERS' EQUITY
 AND LIABILITIES                           7,836                8,108                8,364
                                        ==========           ==========            =========



3. Consolidated Cash Flow Statement

(in millions of euro)                 6 months ended        6 months ended     Year ended
                                      February 29, 2004     February 28, 2003  August 31, 2003

OPERATING ACTIVITIES

  Consolidated net income
before income (loss)
   from equity method
   investees and minority
   interests                                 104                   90                  167

  o Non cash items

    Depreciation and provisions              124                   96                  215

    Deferred taxes                            (4)                   6                   (9)

    Losses (gains) on disposal
     and other, net of tax                    (2)                  15                   14

                                        ----------           ----------            ---------
  o Cash provided by operating
    activities                               222                  207                  387


  Dividends received from
   equity method investees                     3                    1                    3


  Change in working capital
   from operating activities                (188)                 (86)                 100
                                        ----------           ----------            ---------
  o Net cash provided by
    operating activities                      37                  122                  490


INVESTING ACTIVITIES

  Tangible and intangible fixed assets       (81)                (121)                (241)

  Fixed asset disposals                        3                    9                   15

  Acquisitions, net of dispositions,
   of consolidated subsidiaries              (14)                  (4)                 (33)

  Change in working capital from
   investing activities                        3                   (7)                 (19)
                                        ----------           ----------            ---------
  o Net cash used in investing
    activities                               (89)                (123)                (278)


FINANCING ACTIVITIES

  Dividends paid to parent
   company shareholders                      (97)                (98)                  (94)

  Dividends paid to minority
   shareholders of consolidated
   companies                                  (3)                 (6)                  (11)

  Increase in shareholders' equity             0                   0                     0

  Proceeds from borrowings                   126                 130                   104

  Repayment of borrowings                   (133)                (90)                 (178)

  Change in working capital
   from financing activities                  89                  89                   (23)

                                        ----------           ----------            ---------
  o Net cash provided by
    (used in) financing activities           (18)                 25                  (202)


                                        ----------           ----------            ---------
INCREASE / (DECREASE) IN NET CASH,
 CASH EQUIVALENTS AND MARKETABLE
 SECURITIES                                  (70)                 24                    10
                                        ==========           ==========            =========

  Cash, cash equivalents, and
   marketable securities, as
   of beginning of period                  1,278               1,307                 1,307

  Add: provisions as of
   beginning of period                         8                  23                    23

  Cash, cash equivalents,
   and marketable securities,
   as of end of period                     1,176               1,289                 1,278


  Add: provisions as of end of period          1                  12                     8

  Net effect of exchange rates on cash        39                  53                    54

                                        ----------           ----------            ---------
INCREASE / (DECREASE) IN NET CASH,
 CASH EQUIVALENTS, AND MARKETABLE
 SECURITIES                                  (70)                 24                    10
                                        ==========           ==========            =========





                           Notes to the consolidated
                              Financial Statements



I SIGNIFICANT EVENTS

The Group, through its subsidiary Sodexho Pass Do Brazil, decided to sell the Medcheque subsidiary. Medcheque was formed in 1997 and specialized in the marketing and selling of healthcare cards in Brazil. A provision of EUR 6 million (EUR 3.6 million after taxes), relating to the loss on this disposal, was recorded as an exceptional expense during the period ended February 29, 2004. The disposal occurred on March 11, 2004.


II SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, VALUATION AND CONSOLIDATION METHODS, AND PRIOR YEAR COMPARATIVES

The Group financial statements have been prepared in accordance with accounting principles established by the Comite de la Reglementation Comptable No 99-02 ("CRC Regulation 99-02") and the Opinion of the Conseil National de la Comptabilite in relation to Interim Financial Statements in France.

The interim consolidated financial statements have been prepared in accordance with the same accounting principles as the year end financial statements, including the tax calculation, which, given the nature of our activities, could be calculated with sufficient accuracy.

There have been no changes in accounting methods during the 6 months ended February 29, 2004.

Amounts in tables are expressed in millions of euro.



1. Revenue recognition

In the Food and  Management  Services,  revenue is  recognized  in the period in
which  services  are  provided   pursuant  to  the  terms  of  the   contractual
relationships with clients.

Revenues for the service voucher segment include commissions received from customers, commissions received from affiliates and investment income realized on the nominal value of the vouchers during the period from their issuance through redemption.



2. Retirement benefits

For funded plans to which the subsidiary makes a contribution, the amount of the contribution is recorded as the expense of the plan. Otherwise the Group's benefit obligations relating to defined benefit pension and retirement indemnity plans are recorded in the balance sheet.

3. Stock options

Sodexho Alliance has acquired treasury shares in connection with its stock option plans which are recorded in marketable securities. A liability (and corresponding expense) is recorded if at the closing date of the period, the acquisition cost of the shares acquired is superior to the exercise price of the options awarded.

If the number of treasury shares acquired is less than the number of options awarded, a liability (and corresponding expense) is recorded for the difference between the market price at the end of the period and the exercise price, multiplied by the number of remaining shares to be acquired for the applicable tranche of stock options.



4. Exceptional Items

Exceptional income and expenses are recorded for significant items which, due to their unusual character and non-recurring nature, are not considered to be inherent to the operating activities of the Group. In general, such costs relate to gains or losses on asset dispositions, restructuring costs, exceptional depreciation of fixed and intangible assets, or provisions or expenses recorded in connection with stock option plans.



5. Earnings per share

Earnings per share and diluted earnings per share are calculated using methods recommended by Advice No. 27 of the Ordre des Experts Comptables.

Earnings per share is calculated by dividing group net income by the average number of shares outstanding during the year.

In the calculation of diluted earnings per share, the denominator is increased by the number of potential shares outstanding, and the numerator is increased by the net-of-tax interest income (calculated at the Taux Moyen Mensuel du Marche Monetaire Euro) on the proceeds which would have resulted from the issuance of these shares.

The potential shares included in diluted earnings per share relate to stock options awarded but not yet exercised and warrants outstanding from the 1996 bond issuance, which are exercisable prior to June 2004.



6. Foreign currency transactions and translation

For subsidiaries located in countries with stable currencies, assets and liabilities are translated using the end of period exchange rate.

Income statement and cash flow statement line items are translated using the average exchange rate for the year, calculated using monthly averages.

The monthly average exchange rates are calculated as the average of the end of month rate and the rate for the prior month.

Exchange rates used are obtained from Euronext Paris and other international financial markets.

The difference between the translation of the income statement at average and period end rates, as well as the difference between the opening balance sheet accounts as translated at beginning and end of period rates is recorded in shareholders' equity.

Foreign exchange gains and losses resulting from intragroup transactions in foreign currencies during the year are recorded in the income statement.





The  financial  statements  of  the  following   subsidiaries  reflect  currency
devaluations as required by local regulations:

- Sodexho Chile (sub-consolidation)                 - Siges Chile
- Sodexho Pass Chile                                - BAS (Chile)
- Sodexho Colombia                                  - Sodexho Sitios Remotos de Peru
- Sodexho Pass de Colombia                          - Sodexho Peru
- Promocupon (Mexico)                               - Prestaciones Mexicanas SA de CV
- Sodexho Servicios de Personal (Mexico)            - Sodexho Servicios Operativos (Mexico)
- Sodexho Mantenimiento y Servicios (Mexico)        - Sodexho Mexico
- Sodexho Restoran Servisleri (Turkey)              - Sodexho Toplu Yemek (Turkey)
- Sodexho Argentina                                 - Luncheon Tickets (Argentina)

The inclusion of monetary corrections imposed by local regulators on these subsidiaries in the consolidated financial statements had no impact on the income statement.

Foreign currency translation differences for these subsidiaries are recorded in the currency translation adjustment account in shareholders' equity in the same manner as for the subsidiaries in countries with stable currencies.

For  subsidiaries   located  in  highly  inflationary   countries   (Venezuela),
differences between net income translated at average and period-end rates are included in net financial expense.

Translation differences on monetary assets and liabilities denominated in foreign currencies are recorded in the income statement. Translation differences related to a monetary component of a net investment in a company within a consolidated foreign subsidiary are recorded in consolidated shareholders' equity until the sale or liquidation of the net investment.



7. Valuation of assets and liabilities

Assets and liabilities of acquired companies have been recorded at their respective fair values effective September 1, 2000.

The inclusion in the consolidation scope of Sodexho, Inc., Wood Dining Services, Sogeres, Sodexho Services Group Ltd, Sodexho Scandinavian Holding AB and Universal Services at fair value resulted in the recording of intangible assets relating to the value attributed to the significant market shares inherent in the portfolios of contracts held by these six companies in their principal geographic markets (the United States, France, the United Kingdom and Ireland, the Netherlands, Australia and Sweden).

No deferred taxes are recorded on market shares.

Goodwill represents the excess of acquisition cost over the fair value of the identified assets and liabilities assumed, as of the initial inclusion of an acquired company in the consolidation scope. Due to the long-term nature of the markets in which the Group operates, goodwill is generally amortized over thirty years (calculated on a pro rata basis in the year of acquisition).

Market share is principally determined based on an average of multiples of revenues and EBITA achieved by the acquired companies in their main markets and is reviewed annually for impairment.

Market shares are not amortized in the consolidated financial statements. If there is a significant diminution in the market share value for more than two consecutive years, as recomputed based on actual results compared to the original amounts, an impairment loss is recorded.

As indicated as of August 31, 2003, the impairment test on market shares and goodwill is further supported by a calculation of the assets' "value in use", as determined based on discounted future cash flows. The method used to determine value in use is described below.



In addition, as of February 29, 2004, the Group performed an impairment test on the intangible assets as required by the "Reglement du CRC number 2002-10" issued on December 12, 2002 which defines the recoverable value of an asset as the higher of the market value or value in use.

- The market value is calculated based on criteria determined at the date of the acquisition corresponding mainly to revenues and EBITA and using multiples of recent transactions.

- Value in use is determined using the value of future cash flows after taxes calculated based on operating plans set out by management for a period of three years. These plans are extended over a longer period, for which the flows are extrapolated by applying a growth rate specific to the sector of activity and geographical region concerned. Cash flows are discounted using the average cost of capital.

- The recoverable value as determined is then compared to the sum of intangible assets, other fixed assets and working capital.

These impairment tests on intangible assets did not result in an impairment charge for the period ended February 29, 2004.

The "Reglement du CRC number 2002-10" (in particular with respect to tangible fixed assets) will be fully implemented by the Group as of August 31, 2004.



8. Property, Plant and Equipment

Leased assets are recorded on the balance sheet as capital leases in instances where a Group company is deemed to bear substantially all of the risks and rewards of the leased asset. A corresponding obligation is recorded as a liability, and the related rental cost is allocated between depreciation and interest expense in the income statement.

Depreciation of the intangible and tangible fixed assets are, as shown in their statutory accounts, calculated on a straight-line basis over the estimated useful lives of the respective assets giving consideration to the local economic conditions and climate.

The following useful lives are generally used by Group companies:

- Software                                                     25%
- Enterprise resource planning (ERP) systems                   20%
- Buildings                                                    3,33% - 5%
- Facilities and fixtures                                      10%
- Plant and machinery                                          10% - 50%
- Vehicles                                                     25%
- Office and computer equipment                                20% - 25%
- Other fixed assets                                           10%

Preliminary costs are amortized over a maximum duration of five years.




9. Investment securities

Investment securities are recorded at acquisition cost. If the utility value is determined to be less than the net book value, investment securities are written down. Utility value is determined based on various criteria such as market value or market price, profitability outlook or revalued net assets. Dividends received from non-consolidated companies are recorded as income when they are received.




10. Accounts Receivables

Client receivables are recorded at their nominal values.

The allowance for doubtful accounts is estimated based on the risk of the non-recoverability of certain client receivables.




11. Deferred income taxes

Deferred income taxes are recorded on temporary differences between the tax basis of assets and liabilities and their carrying values for financial reporting purposes as well as on consolidation adjustments.

As the pattern of temporary difference reversals is not fixed, deferred taxes recorded on the balance sheet have not been present valued.

In addition, deferred tax assets pertaining to net operating loss carry-forwards (net of deferred tax liabilities), are only recorded in cases where recovery is deemed probable.




12. Vouchers payable

Vouchers payable represents the face value of vouchers in circulation or presented to Sodexho Alliance but not yet reimbursed to the affiliates.




13. Financial investments

Group policy is to finance acquisitions through borrowings in the acquired company's currency generally at fixed rates of interest. In most cases where variable rate debt has been negotiated, the variable rate interest is swapped into fixed rates through the use of interest-rate swap agreements. Similarly, in most cases where acquisition financing has been negotiated in a currency other than that of the acquired company, a currency swap agreement is negotiated.

All such agreements are designated as hedges at contract inception. The Group does not engage in speculative transactions.

The accounting for swaps is as follows:

- For swaps negotiated on inter-company debt, the difference between the amount of the debt at the originally negotiated rates and at the swapped rates is recorded as debt.

- For other swap agreements, the related loans and borrowings are recorded at the swapped interest rate and currency.




14. Deferred financing charges

Deferred financing costs incurred in connection with bond issuances are amortized over the maturity of the related debt.




15. Provisions for contingencies and losses

A provision for contingencies and losses is recorded when it is probable that there exists a legal, equitable, or constructive obligation to sacrifice economic benefits to a third party in the future without an expectation of receiving proceeds of a similar amount from the third party. Provisions for contingencies and losses primarily include payroll and other taxes, client and supplier litigation, and employee litigation.




III  ANALYSIS OF OPERATING ACTIVITIES AND GEOGRAPHIC INFORMATIon



(In millions of Euro)            6 months ended        Change      6 months ended
                                 February 29, 2004                 February 28, 2003

REVENUES

o By operating activity :

Food and Management Services

  North America                       2,661            (10.2%)           2,963

  Continental Europe                  1,898              3.3%            1,837

  United Kingdom and Ireland (1)        654            (13.9%)             760

  Rest of the World (1)                 549             14.1%              481

  Service Vouchers and Cards            128              0.7%              127


                                  -----------        ----------       ---------
TOTAL                                 5,890             (4.5%)           6,168
                                  ===========        ==========       ==========


o By geographic zone:

  North America                       2,661            (10.2%)           2,964

  France                                926              2.8%              900

  United Kingdom and Ireland (1)        657            (14.4%)             768

  Rest of Europe                      1,039              3.7%            1,002

  Rest of the World (1)                 607             13.6%              534
                                  -----------        ----------       ---------
TOTAL                                 5,890             (4.5%)           6,168
                                  ===========        ==========       ==========

(1) The revenues from the "hospitality package" contract for the Rugby world cup in Australia, for which the services were performed by subsidiaries located in the United Kingdom, totaled EUR 49 million and are included in "Rest of the world".






                                    6 months ended        Change        6 months ended
                                    February 29, 2004                   February 28, 2003

Net Fixed Assets

o By operating activity :

Food and Management Services

  North America                         2,399             (13.6%)              2,778

  Continental Europe                      716               1.5%                 705

  United Kingdom and Ireland              896               2.0%                 879

  Rest of the World                       152               8.8%                 139

  Service Vouchers and Cards              138              12.1%                 123

  Holding Companies                        33             (42.6%)                 58
                                     ----------         ----------           ---------
  TOTAL                                 4,334              (7.4%)              4,682
                                     ==========         ==========           ==========
o By geographic zone:

  North America                         2,399             (13.6%)              2,778

  France                                  357              (6.0%)                380

  United Kingdom and Ireland              897               1.6%                 882

  Rest of Europe                          422               2.7%                 412

  Rest of the World                       259              13.6%                 230
                                     ----------         ----------           ---------
TOTAL                                   4,334              (7.4%)               4,682
                                     ==========         ==========           ==========
EBITA (before corporate expenses)

o By operating activity :

  Food and Management Services

  North America                           146             (12.4%)                 166

  Continental Europe                       87              (5.4%)                  92

  United Kingdom and Ireland (1)            5              27.9%                    4

  Rest of the World (1)                    19             187.0%                    6

  Service Vouchers and Cards               37             (11.9%)                  42

  Holding Companies                       (13)             21.1%                  (16)
                                      ----------         ----------           ---------
  TOTAL                                   281              (4.7%)                 294
                                      ==========         ==========           ==========

(1) The EBITA from the "hospitality package" contract for the Rugby world cup in Australia, for which the services were performed by subsidiaries located in the United Kingdom, totaled EUR 6 million and is included in "Rest of the world".




IV ANALYSIS OF THE INCOME STATEMENT, BALANCE SHEET AND STATEMENT OF CASH FLOWS


Note 1) - Financial Expense, Net

                                         6 months  ended      6 months  ended
                                         February 29, 2004    February 28, 2003


o  Interest income                              15                   13

o  Net variation in financial provisions        (3)                  (1)

o  Net exchange (loss) / gain                   (3)                  (7)

o  Interest expense                            (74)                 (87)
                                           -----------           ---------
TOTAL                                          (65)                 (82)



The improvement in net financial expense of EUR 17 million is mainly the result of a decrease in foreign exchange losses (EUR 4 million) and in interest expense (EUR 13 million).

Interest expense primarily included interest of EUR 45 million on the 1996, 1999 and 2002 bond issuances and EUR 17 million on the credit facility arranged in April 2001 by the Sodexho, Inc. subsidiary.



Note 2) - Exceptional Items

The net exceptional expense of EUR 11 million includes a EUR 6 million provision relating to the loss on the disposal of a Brazilian subsidiary, Medcheque, which occurred in March, 2004.

Net exceptional expense also includes EUR 4 million in losses and provisions pertaining to Sodexho Alliance shares held in connection with the stock option plans.



Note 3) - Income Tax Provision

Following is a reconciliation of income taxes computed at Sodexho Alliance's statutory rate to the actual income tax provision for the 6 months ended February 29, 2004.

                                         6 months  ended      6 months  ended
                                         February 29, 2004    February 28, 2003

Income before exceptional items,
income taxes, income from equity
method investees and goodwill
amortization                                   216                  212

Exceptional income                             (11)                  (7)
                                           -----------           ---------
Income before taxes                            205                  205


Sodexho Alliance tax rate                     35.43%               35.43%

  Theoretical tax provision                    (73)                 (73)

    Effect of differing
     jurisdictional tax rates                   (1)                  (4)

    Permanent differences                        1                   (2)

    Other taxes                                  2                   (4)

    Net operating loss
     carryforwards utilized
     in the current year
     but generated in
     prior years and
     not previously recognized                   2                    4

    Current year non-recognition                (2)                  (3)
     of net operating loss
     carryforwards
                                           -----------           ---------
  Actual tax provision                         (71)                 (82)


Current income taxes                           (74)                 (76)

Deferred income taxes                            4                   (6)
                                           -----------           ---------
Sub-total                                      (70)                 (82)

Withholding taxes                               (1)                  (1)
                                           -----------           ---------
Total Income taxes                             (71)                  (83)

                                           ===========           =========



Note 4) - Goodwill

                                                                    Additions       Decreases
                                                 August 31,         during the      during the     Translation       February 29,
                                                 2003               year            year           adjustments       2004

Sodexho Inc. (including Wood Dining    Gross          969.0                            1.4            (84.9)            882.7
Services)                              Amort          (90.4)          (15.0)          (0.1)             6.7             (98.6)


Sodexho Services Group (1)             Gross          249.9                                             8.3             258.2
                                       Amort          (71.5)           (4.2)                           (2.5)            (78.2)


Sodexho Pass do Brazil                 Gross           87.6                                            (1.4)             86.2
                                       Amort          (12.5)           (1.4)                            0.2             (13.7)


Sodexho Management Services            Gross           51.4                                             1.7              53.1
                                       Amort          (10.0)           (0.8)                           (0.4)            (11.2)


Sogeres                                Gross           56.5                            2.6                               53.9
                                       Amort           (4.0)           (0.7)                                             (4.7)


Sodexho Scandinavian Holding AB        Gross           55.8             0.7                                              56.5
                                       Amort          (10.8)           (1.0)                                            (11.8)


Sodexho Espana                         Gross           28.5                                                              28.5
                                       Amort           (8.3)           (0.5)                                             (8.8)


Sodexho Belgique                       Gross           22.9             1.2                                              24.1
                                       Amort           (8.7)           (0.4)                                             (9.1)


Tillery Valley Foods                   Gross           20.8                                             0.7              21.5
                                       Amort           (4.8)           (0.3)                           (0.2)             (5.3)


Luncheon Tickets                       Gross           22.5                                                              22.5
                                       Amort           (3.7)           (0.4)                                             (4.1)


Sodexho Italia                         Gross           17.7                                                              17.7
                                       Amort           (3.1)           (0.4)                                             (3.5)


Universal Services                     Gross           17.2                                                              17.2
                                       Amort           (2.1)           (0.3)                                             (2.4)


Other goodwill                         Gross          169.4            12.9            4.8              0.3             177.8
(gross amounts less than EUR 15        Amort          (47.1)           (3.3)          (4.2)             0.0             (46.2)
million)

                                                   ---------         ---------       --------        --------        ------------
Total                                  Gross        1,769.2            14.8            8.8            (75.3)          1,699.9
                                       Amort         (277.0)          (28.7)          (4.3)             3.8            (297.6)
                                                   ---------         ---------       --------        --------        ------------
                                       Net          1,492.2           (13.9)           4.5            (71.5)          1,402.3
                                                   =========         =========       ========        ========        ============

(1) This line item includes all the international subsidiaries of the Gardner Merchant Group when acquired, notably in the United Kingdom, Ireland, the Netherlands, the United States and France.



Note 5) - Intangible Assets

                                                                                   Changes
                                                        Additions      Decreases   in
                                          August 31,    during the     during      consolidation   Translation      February 29,
                                          2003          year           the year    scope           adjustments      2004

Market Shares

   North America (Sodexho Inc.)            1,665.7                                                   (200.0)          1,465.7

   North America (Universal Sodexho)          40.0                                                     (4.9)             35.1

   United Kingdom, Ireland                   540.4                                                     18.2             558.6

   Netherlands                                86.1                                                                       86.1

   Sweden                                     77.4                                                                       77.4

   Australia                                  10.7                                                      0.6              11.3

   France                                    137.0                                                                      137.0
                                         -----------    ----------     ---------   ----------       --------        ------------
o Total Cost                               2,557.3          0.0          0.0          0.0            (186.1)          2,371.2

Diminutions in value (Australia)              (1.0)                                                                      (1.0)
                                         -----------    ----------     ---------   ----------       --------        ------------
o Net book value                           2,556.3          0.0          0.0          0.0            (186.1)          2,370.2


Other Intangible Assets

   Cost                                      187.3          7.5          0.6          0.4             (11.2)            183.4

   Accumulated amortization
    and diminutions in value                 (57.6)       (12.8)        (0.5)                           2.1             (67.8)
                                         -----------    ----------     ---------   ----------       --------         ------------
o Net book value                             129.7         (5.3)         0.1          0.4              (9.1)            115.6


Total

   Cost                                   2,744.6           7.5          0.6          0.4            (197.3)           2,554.6

   Accumulated amortization and
    diminutions in value                    (58.6)        (12.8)        (0.5)                           2.1              (68.8)
                                         -----------    ----------     ---------   ----------       --------        ------------
o  Net book value                         2,686.0          (5.3)         0.1          0.4            (195.2)           2,485.8
                                         ===========    ==========     =========   ==========       ========        ============



Note 6) -  Tangible Assets

                                                    Additions      Decreases    Changes in
                                     August 31,     during the     during the   consolidation     Translation       February 29,
                                     2003           year           year         scope             adjustments       2004

 Cost                                  948,4           59.3           26.3          2.9              (50.0)            934.3

 Accumulated depreciation             (569,1)         (61.2)         (22.7)         0.2               38.2            (569.2)
                                     ---------      ----------     ----------    --------         -----------       -------------
 Net book value                        379,3           (1.9)           3.6          3.1              (11.8)            365.1
                                     =========      ==========     ==========    ========         ===========       =============


Capital Leases

Assets recorded under capital lease arrangements totaled EUR 43 million as of February 29, 2004 (EUR 48 million as of August 31, 2003), which was net of accumulated amortization of EUR 78 million.



Note 7) -  Financial investments

                                                  Increases/     Changes
                                                  (decreases)    in               Translation
                                    August 31,    during the     consolidation    adjustments       February 29,
                                    2003          year           scope                              2004

Investment securities

    Cost                               20,5           0.4           (1.7)             0.2               19.4

    Diminutions in value               (9,5)         (1.0)                           (0.2)             (10.7)
                                     --------       ---------     ----------       ---------         ----------
    Net book value                     11,0          (0.6)          (1.7)             0.0                8.7


Other investments

    Cost                               22,2          (1.4)                                              20.8

    Diminutions in value               (1,3)          0.9                                               (0.4)
                                     --------       ---------     ----------       ---------         ----------
    Net book value                     20,9          (0.5)           0.0             0.0                20.4


Receivables from investees

    Cost                               13,7           1.6                            0.5                15.8

    Diminutions in value                0,0          (0.1)                                              (0.1)
                                     --------       ---------     ----------       ---------         ----------
    Net book value                     13,7           1.5            0.0             0.5                15.7


Loans receivable (*)

    Cost                                6,1           0.1            0.2            (0.2)                6.2

    Diminutions in value               (0,1)                                                            (0.1)
                                     --------       ---------     ----------       ---------         ----------
    Net book value                      6,0           0.1            0.2            (0.2)                6.1


Deposits and other (*)

    Cost                               12,0          (0.5)           0.5            (0.6)               11.4

    Diminutions in value                0,0                                                              0.0
                                     --------       ---------     ----------       ---------         ----------
    Net book value                     12,0          (0.5)            0.5            (0.6)               11.4


Total financial investments

    Cost                               74,5           0.2            (1.0)           (0.1)               73.6

    Diminutions in value              (10,9)         (0.2)            0.0            (0.2)              (11.3)
                                     --------       ---------     ----------       ---------         ----------
    Net book value                     63,6           0.0            (1.0)           (0.3)               62.3
                                     ========       =========     ==========       =========         ==========
 (*)These items are included in working capital in the cash flow statement.


Principal investment securities

As of February 29, 2004, investment securities principally include a EUR 3 million investment in Stadium Australia Management, in which the Group owns 15.8% of the shares, a EUR 2 million investment in Leoc Japan Co (previously, Sodex Japan Company Ltd), of which it owns 9.3%, and a EUR 1 million investment in Societe Privee de Gestion, in which the Group owns 10.7% of the shares.



Note 8) -  Equity Method Investees

                                                 Current                     Changes          Translation       Gross
                               Gross balance,    year net     Current        in               adjustments       balance,
                               August 31,        income       year           consolidation    and other         February 29,
                                     2003        (loss)       distributio    scope            (*)               2004

Equity method investees              19.3         1.6          (1.8)           0.6              (0.8)             18.9

(*) a provision of EUR 8.3 million was recorded with respect to our negative investment in three equity method investees.




Note 9) - Inventories and work in progress

Inventories principally comprise food and other consumable items with a high turnover rate and are valued on a first in first out basis.

As of February 29, 2004, the gross value of inventories amounted to EUR 172 million.



Note 10) -  Prepaid Expenses, Other Receivables and Other Assets

                                                           Diminutions                     Diminutions
                                            Gross value,   in value,       Gross value,    in value,
                                            February 29,   February 29,    August 31,      August 31,
                                            2004           2004            2003            2003

    Advances                                       6                              8

    Other operating receivables                  238            (1)             265             (1)

    Investment receivables                         3                              3

    Financing receivables                          1                              2
                                          --------------- -------------- --------------- --------------
Total other receivables                          248            (1)             278             (1)
                                          =============== ============== =============== ==============
    Prepaid expenses                              65                             70

    Deferred financing charges                    19                             22

    Other deferred charges                       142                            170

    Deferred tax asset                            92                             98
                                         --------------- -------------- --------------- --------------
Total                                            566            (1)             638             (1)
                                         =============== ============== =============== ==============



Note 10-1) - Accounts and Other Receivables

                                           Diminutions     Net book                                              Net book
                        Gross values,      in value,       value,         Due        Due from                    value,
                        February 29,       February        February 29,   within     one to       Due after      August 31,
                        2004               29, 2004        2004           one year   five years   five years     2003

 Accounts receivable       1,654             (65)           1,589          1,585          4            0           1,383

 Other receivables           248              (1)             247            218         26            3             277

 Prepaid expenses             65               0               65             64          1            0              70



The allowance for doubtful accounts represents 3.9% of accounts receivable as of February 29, 2004.

Concentration of credit risk within accounts receivable is limited because of the large customer base. The Group generally does not require collateral or specific guarantees.



Note 10-2) - Deferred Charges

                                                  Due within     Due from one     Due after     August 31,
                           February 29, 2004      one year       to five years    five years    2003

Deferred financing costs             19                6              13              0            22

Deferred charges                    142               33              67             42           170



Deferred financing costs are amortized over the maturity period of the related debt.

Deferred charges, which are included as investment activities in the cash flow statement, include investments in client facilities in the U.S., which are amortized over the related contract term, totaling EUR 111 million as of February 29, 2004 as well as EUR 10 million of bid costs on long term contracts, which are amortized over the shorter of their estimated useful life and 10 years.



Note 11) -  Deferred taxes

                             February 29, 2004       August 31, 2003

Deferred tax assets                  92                    98

Deferred tax liabilities            (18)                  (17)
                               ------------           -------------
Net deferred tax assets              74                    81



As of February 29, 2004, deferred tax assets which were not recorded because their realization was not considered probable totaled EUR 27 million of which EUR 3 million related to deferred taxes originated in certain subsidiaries prior to their acquisition by the Group and EUR 2 million related to a subsidiary which was in the process of being sold (Medcheque).

Breakdown of deferred taxes

Temporary differences

- Employee benefits liabilities                    83

- Other temporary differences                     (18)

Net operating loss carry forwards                   9
                                                ---------
TOTAL                                              74
-                                               =========

Note 12) - Deposits and marketable securities

Deposits and marketable securities include 2,401,981 shares in Sodexho Alliance purchased for a total amount of EUR 88 million. These shares are to be used to fulfill our obligation with respect to several stock option plans within the Group.

A provision of EUR 0.4 million was recorded to revaluate these shares to the exercisable price by the beneficiaries.

Other deposits and marketable securities represent short-term cash investments and are stated at the lower of cost or net realizable value.

The fair values of deposits and marketable securities are shown in note 19.



Note 13) - Restricted cash

Restricted cash consists of funds set aside in order to comply with regulations governing the issuance of restaurant vouchers in France (EUR 140 million) and as a guarantee for certain commitments entered into by Mexican affiliates (EUR 10 million).


Note 14) - Cash by type of currency

Cash by type of currency  as of February 29, 2004 was as follows:


Euro                                               735          62%


US Dollars                                          58           5%


Pounds Sterling                                     47           4%


Other currencies                                   336          29%

                                               --------      ---------
Total                                            1,176         100%





Note 15) - Shareholders' Equity

(in millions of euros except                             Additional             Foreign                    Group
for number of shares)             Shares        Common   paid-in     Retained   currency        Treasury   net        Shareholders'
                                  outstanding   stock    capital     earnings   translation     shares     income     equity

Shareholders' equity,             159,021,416     636      1,191        495        (76)          (31)        183         2,398
August 31, 2002

Share capital increase                    149                                                                                0

Reclassification (deferred tax
on the charges for an increase                                (5)         5                                                  0
in share capital)

Dividend payments by the holding
company (net of dividends on                                             88                                 (183)          (95)
treasury shares)

Net income for the period                                                                                    162           162

Foreign currency translation                                                      (215)           (1)                     (216)
adjustment

Shareholders' equity,             159,021,565     636      1,186        588       (291)          (32)        162         2,249
August 31, 2003

Share capital increase                    366

Dividend payments by the holding                                         65                                 (162)          (97)
company (net of dividends on
treasury shares)

Net income for the period                                                                                     97            97

Foreign currency translation                                              1       (177)                                   (176)
adjustment and other changes
                                 ------------- --------- ---------- ------------ ------------- ----------- ---------- -------------
Shareholders' equity,
February 29, 2004                 159,021,931     636      1,186        654       (468)          (32)         97         2,073
                                 ============= ========= ========== ============ ============= =========== ========== =============



Indirectly Held Treasury shares

As of February 29, 2004, Sofinsod had a 7.13% indirect interest in Sodexho Alliance through its 18.5% interest in the capital of Bellon SA, which in turn holds 38.53% of Sodexho Alliance.





Note 16) - Minority Interests

Changes in minority interests are as follows:

                                         February 29, 2004     August 31, 2003

Minority interests, beginning of year            66                     73

Share capital increase                            0                      0


Dividends paid                                   (3)                   (11)

Net income for the period                         9                      9

Change in consolidation scope                     0                     (2)

Currency translation and other                   (2)                    (3)
                                            ----------              ----------
Minority interests, end of year                  70                     66
                                            ==========              ==========


Note 17) - Provisions for Contingencies and Losses

                                                                          Release
                                                                          without         Translation   Change in
                                       August 31,                         corresponding   Differences   consolidation   February
                                       2003         Increase   Release    charge          and other     scope           29, 2004

Sodexho Inc. acquisition provisions         4                                                (1)                           3

Payroll and other taxes                    37          3         (4)         (1)             (6)                          29

Contract termination costs                 11                    (1)                         (4)                           6

Client and supplier litigation              5          1         (1)                                                       5

Employee litigation                        16          3         (2)                         (2)                          15

Large repairs                               5                                                (2)                           3

Stock options                                          1         (1)                          7                            7

Medcheque disposal                                     6                                                                   6

Equity method investees                     8                                                                              8

Other                                       3                                (1)              2                            4
                                       ---------- ---------- ---------   ---------       --------       --------      ---------
Total                                      89         14         (9)         (2)             (6)           0              86
                                       ========== ========== =========   =========       ========       ========      =========

The following table summarizes the net impact to the income statement line items of the increases and releases to provisions for contingencies and losses as of February 29, 2004:


                                          Increase      Release

Operating                                        6          (7)

Financial                                        0           0

Exceptional                                      8          (5)
                                            -------       ------
Total                                           14         (12)
                                            =======       ======



Note 18) -  Borrowings and Financial Debt

                                     Less              One to     More            Year ended          Year ended
                                     than one          five       than five       February 29,        August 31,
                                     year              years      years           2004                2003

Bonds

  Euro                                  387                        1,300             1,687              1,641
                                      -------         -----       -------           -------           --------
Total bonds                             387             0          1,300             1,687              1,641


 Bank borrowings (1)

    US dollars                          172           669              1               842                953

    Euro                               (75)          (336)            20              (391)              (388)

    Pounds Sterling                     89             (1)                              88                 85

    Other currencies                    28             13                               41                 45
                                     -------         -----        -------           -------            --------
Total bank borrowings                  214            345             21               580                695


Capital lease obligations

    US dollars                           3              3                                6                  7

    Euro                                11             19              4                34                 38

    Other currencies                                    3                                3                  3
                                    -------         -----         -------           -------            --------
Total capital lease obligations         14             25              4                43                 48


Other borrowings

    Euro                                 6              2              1                 9                  4

    Other currencies                     1                                               1                  1
                                       -------      -----         -------           -------            --------
Total other borrowings                   7              2              1                10                  5


Bank overdraft balances


    Euro                                41                                              41                 25

    US dollars                           1                                               1                  0

    Pounds Sterling                      0                                               0                 70

    Other currencies                     8                                               8                  4
                                     -------         -----        -------           -------            --------
Total bank overdraft balances           50              0              0                50                 99

                                     -------         -----        -------           -------            --------
Total                                  672            372          1,326             2,370              2,488
                                     =======         =====        =======           =======            ========

(1)Includes impact of swaps; see note 19 for further information.





Note 18-1) -  Bond Issues

                                               August             Increase       Repayments   Translation     February
                                               31, 2003                                       differences     29, 2004

1996 bond issue - FRF 2,000,000,000

    Principal                                      305                                                          305

    Accrued interest                                 4               9                                           13
                                                ---------          -----          -----       --------         ----------
    Total                                          309               9              0             0             318
                                                ---------          -----          -----       --------         ----------

    Number of securities                        400,000                                                         400,000



1999 bond issue - EUR 300,000,000

    Principal                                      300                                                          300

    Accrued interest                                 6               7                                           13
                                                ---------         -----          -----        --------         ----------
    Total                                          306               7              0             0             313
                                                ---------         -----          -----        --------         ----------

    Number of securities                        300,000                                                         300,000



2002 bond issue - EUR 1,000,000,000

    Principal                                    1,000                                                          1,000

    Accrued interest                                26              30                                             56
                                               ---------          -----          -----     --------            ----------
    Total                                        1,026              30              0           0               1,056
                                               ---------          -----          -----     --------            ----------

Total                                            1,641              46              0           0               1,687
                                                =========         =====          =====     ========            ===========


EUR 305 million bond issue

On May 22, 1996, Sodexho Alliance issued 400,000 bonds with a nominal value of FRF 5,000 each (EUR 762.25) representing a total of FRF 2 billion (EUR 305 million).

The bonds are redeemable at par on June 7, 2004 and bear interest at 6 percent per annum, which is payable on June 7 annually.

Each bond carried a warrant, entitling the bearer to purchase one Sodexho Alliance share prior to June 7, 2004 for FRF 2,700, with a current exercise price of EUR 24.71 per share.

EUR 300 million bond issue

On March 16, 1999, Sodexho Alliance issued 300,000 bonds of EUR 1,000 each for total proceeds of EUR 300 million. The bonds will be fully redeemable at par on March 16, 2009.

The bonds carry interest at 4.625 percent per annum, which is payable on March 16 annually.

EUR 1 billion bond issue

On March 25, 2002, Sodexho issued bonds totaling EUR 1 billion, maturing on March 25, 2009, and carrying interest of 5.875 percent payable on March 25 annually.





Note 18-2) - Other Borrowings

As of February 29, 2004, portions of the three tranches of the April 2001 credit facility negotiated with a syndicate of banks and guaranteed by Sodexho Alliance have been reimbursed as follows:

- Tranche A totaling EUR 1,932 million, was fully reimbursed ;

- Tranche B totaling US dollars 930 million, with quarterly repayments over the next five years, was reimbursed for an amount of US dollars 310 million
(pursuant to the swap agreement described in note 20 below the US dollar variable LIBOR-based rate on this debt has largely been swapped for a fixed rate) ; and

- Tranche C totaling US dollars 150 million, to be utilized for short-term financing, working capital needs and for bank guarantees and reimbursable in full in five years, of which U.S. dollar 47 million was utilized as of February 29, 2004.

Covenants

The EUR 305 million and EUR 300 million bond issues, redeemable on June 7, 2004 and March 16, 2009, respectively, are not subject to any financial covenants.

The credit facilities arranged in April 2001 with a syndicate of banks amounted to US dollars 667 million as of February 29, 2004 and include accelerated repayment conditions typical of this type of arrangement.

Also included in the terms are various specific covenants related to the level of ownership in Sodexho Alliance by Bellon S.A., which is not permitted to be lower than 33.3%, as well as to ratios pertaining to the Group's consolidated net debt, its EBITA, and its net financial expense.

These ratios, which are evaluated at each half-year point and calculated based on a rolling 12 months, are as follows:


                                         February 29, 2004

Net debt / EBITDA*                            < 2.15

EBITA / financial expense*                    > 3.75

* These four items are defined in the credit agreement. These definitions differ in several respects from accounting definitions. For example, in the definition provided in the covenants, net debt does not include restricted cash. As such, the financial covenants cannot be recalculated from the published financial statements.

The Group was in compliance with the above requirements as of February 29, 2004.

Should a covenant requirement not be met, the credit facilities agent or the banks representing more than two thirds of the credit facilities are authorized to require accelerated repayment of the balance of the credit facilities.

Accelerated repayment of the credit facilities gives the holders of the EUR 1 billion bond issue the right to demand repayment of the bonds.

Interest rates

In accordance with Group policy, the majority of variable rate borrowings are swapped to fixed interest rates. If borrowings are arranged other than in local currency, a currency swap agreement is negotiated.

As of February 29, 2004, 90% of borrowings are at fixed rates and the average interest rate at this date was 5.50%.



Note 19) -  Financial Instruments

The table below summarizes the impact on the financial statements of the financial instruments described in note 18:


                                                                                               Borrowings in
                                                      Borrowings     Borrowings   Borrowings   other
In millions of euro                       Note        in euro        in USD       in GBP       currencies           TOTAL

a) Borrowings subject to cross
   currency agreements:

- UK borrowings (GBP 60 million)           (1)
  Due to the bank    GBP 60 million                                                    89                              89
  Due from the bank  EUR 93,24 million                    (93)                                                        (93)

- Sodexho Scandinavia swaps (SEK 150
  million)                                 (2)
  Due to the bank    SEK 150 million                                                                 16                16
  Due from the bank  EUR 16,7 million                     (17)                                                        (17)

- Sodexho Inc. swaps (USD 300
  million)                                 (3)
  Due to the bank    USD 309.5 million                                  249                                           249
  Due from the bank  EUR 348.9 million                   (349)                                                       (349)

- other subsidiaries swaps :
  Due to the banks   SEK 17.3 million                                                                 2                 2
  Due to the bank    NOK 23.7 million                                                                 3                 3
  Due to the bank    HUF 17.3 million                                                                 1                 1
  Due from the bank  EUR 6.6 million                       (6)                                                         (6)
  Due to the bank    NOK 9.9 million                                                                  1                 1
  Due from the bank  GBP 0.756 million                                                 (1)                             (1)


b) Borrowings subject to interest                           0           499             0             0               499
   rate swap agreements

c) Borrowings not subject to                               74            94             0            18               186
   hedging arrangements

                                                      ------------   -----------  -----------  ------------         ---------
Total borrowings                                         (391)          842            88            41               580
                                                      ============   ===========  ===========  ============         =========




a) Cross currency swaps

1) In order to match the cash flows on debt repayments with the currency of an operating subsidiary in the United Kingdom and Ireland, in October 1999, the Group negotiated a cross currency swap (capped LIBOR in pounds sterling against 5.25% in pounds sterling against euro) on an intercompany loan of EUR 93 million. The decrease in the value of the pound sterling against the euro since October 1999 decreased borrowings as converted to euro by EUR 4 million related to this instrument as of February 29, 2004.

2) In June 1999, a cross currency swap was negotiated on a loan of EUR 50.1 million to Sodexho Scandinavia Holding AB (4.15% against a variable interest rate in Swedish crowns). The related debt at the swapped rate totaled EUR 16.7 million. The swap terminates in August 2004.

3) In March 2002, a cross currency swap was negotiated on an inter-company loan of US dollar 309 million to Sodexho, Inc. (6.325% against 6.5775% and in euro against US dollars) reimbursable on March 25, 2007. As of February 29, 2004, the debt at the swapped rate totaled EUR 349 million. The decrease in the dollar against the euro, since the negotiation of the swap, led to a decrease in the debt as converted to euro of EUR 100 million.





b) Interest Rate Swaps

Several interest rate swaps (2.1% to 5.9% against US dollar LIBOR) with the following maturities were negotiated in order to convert variable rate interest to fixed on US dollar 620 million (equivalent to EUR 499 million) drawn on Tranche B of the credit facility described above. Following are the maturities of the underlying notional amounts.

                                              6 months ended       2004-2005
                                              February 29, 2004

Interest rate swaps (in millions  of USD)            250              370

Interest rate swaps (in millions  of EUR)            201              298


In October 1999, the Group negotiated an interest rate swap maturing in 2004 on a notional amount of EUR 68 million, which converted fixed rate debt at 5.2% to EURIBOR.



                      Fair Values of Financial Instruments

In Millions of Euro                         February 29, 2004

ASSETS                      Net book value       Fair value       Difference

Financial investments
  Investment securities           9                  9                0
  Receivables from investees     16                 16                0
  Loans receivable                6                  6                0
  Other investments              20                 20                0
  Deposits and other             11                 11                0
                              -------            --------          -------
o Total financial investments    62                 62                0

o Equity method investees        19                 19                0

Market securities and other
  Cash                           33                 33                0
  Term deposits                 121                121                0
  Debt securities               120                120                0
  Mutual funds - SICAV           239                239                0
  Listed securities               0                  0                0
  Mutual funds - other           31                 31                0
                             -------             --------          -------
o Total                         544                544                0

Sodexho Alliance shares (*)      88                 60              (28)
                             -------             --------          -------
o Total marketable securities
  and other                     632                604              (28)

o Restricted cash               150                150                0
                             -------             --------          -------
Total assets                    863                835              (28)
                             =======             ========          =======


LIABILITIES

Bonds
2002 EUR 1 billion
 bond issuance                1,055              1,124               69
1999 EUR 300 million
 bond issuance                  313                310               (3)
1996 EUR 305 million
 bond issuance                  319                319                0
                             -------             --------          -------
o Total                       1,687              1,753               66

Bank debt
Sodexho, Inc. borrowings        581                595               14
Swap on intercompany loan
 with Sodexho Holdings Ltd       (4)                (4)               0
Swap on intercompany loan
 with Sodexho, Inc.            (100)              (105)              (5)
Other bank debt                 103                103                0
                             -------             --------          -------
o Total bank debt               580                589                9

o Bank overdrafts                50                 50                0

o Other borrowings               53                 53                0
                             -------             --------          -------
o Total borrowings            2,370              2,445               75

o Other liabilities

Debt on acquisition of 53%
 of Sodexho, Inc.(*)             39                 10              (29)
                             -------             --------          -------
Total Liabilities             2,409              2,455              (46)
                             =======             ========          =======


(*) Part of the acquisition debt for the remaining Sodexho Marriott Services, Inc. shares acquired in June 2001 was payable in the equivalent of Sodexho Alliance shares; the debt has been revalued using the price paid by Sodexho to purchase its own shares on the open market. As of February 29, 2004, the fair value of the Sodexho Alliance Shares was EUR 28 million lower than its net book value; the fair value of the related debt was EUR 29 million lower than its net book value.



Note 20) - Other liabilities

                                         February 29, 2004     August 31,  2003

    Advances from clients                       152                  171

    Tax and employee liabilities                947                  974

    Other operating liabilities                  53                   59

    Other non-operating liabilities             138                   38

    Deferred revenues                            36                   35

    Deferred tax liabilities                     18                   17
                                           ----------            -----------
Total                                         1,344                1,294
                                           ==========            ===========

Note 21) -  Statement of Cash Flows - Additional Information

The table below provides additional information on the balance sheet line items impacting the cash flow statement, excluding exchange rate variations, changes in consolidation scope, or other variations not impacting cash flows.



Note 21-1) - Changes in Working Capital

                                           Assets   Liabilities   Total Change

    Inventories                              10

    Accounts receivable, net of
      allowance for doubtful accounts       260

    Other operating receivables             (16)

    Advances                                 (3)

    Accounts payable                                     (28)

    Vouchers payable                                      90

    Taxes and social charges payable                      18

    Other operating payables                             (20)

    Deferred revenues                                      3

                                          --------    ---------     ---------
Change in working capital
 from operating activities                  251           63          (188)


    Investment related receivables

    Investment related payables                            3
                                          --------    ---------     ---------
Change in working capital from
 investment activities                        0            3             3

    Financing related receivables             8

    Financing related payables                            97
                                          --------    ---------   -----------
Change in working capital from
 financing activities                         8           97            89






Note 21-2) - Acquisitions and Disposals of Tangible and Intangible Assets and Subsidiaries

                                                                 Acquisitions   Disposals           Net

    Tangible and intangible assets                                   (79)           3              (76)

    Variation in financial assets                                     (2)                           (2)

Total change in tangible and intangible assets                       (81)           3              (78)

    Acquisitions (disposals) of subsidiaries                         (16)           1              (15)

    Less: cash in acquired and disposed of companies, net              3           (2)               1
                                                                  --------      -------           -------
Total change in consolidation scope                                  (13)          (1)             (14)
                                                                  --------      -------           -------
Total                                                                (94)           2              (92)
                                                                  ========      =======           =======


Note 22 - Commitments

Note 22-1) - Off balance sheet commitments

                                                                   February 29, 2004                            August 31, 2003*

                                           within 1 year    from 1 to 5 years    after 5 years       Total           Total

Financial guarantees to third parties           38                   27                  6             71               59
Performance bonds on operating leases           25                    8                  7             40               33
Client performance bonds                         9                   10                 26             45               48
Other commitments                                6                    1                  2              9               10
                                            ---------            --------             ------        ------           -------
Total                                           78                   46                 41            165              150
                                            =========            ========             ======        ======           ========

To our knowledge, with respect to the above table, there are no other significant off balance sheet commitments.

Sureties

In connection with its Service Vouchers and Cards activity, Sodexho Alliance and its subsidiaries have secured cash amounts with different financial institutions, totaling EUR 10 million as of February 29, 2004. Other surety arrangements (security granted over equipment or buildings used for collateral) agreed to by Sodexho Alliance and its subsidiaries during the first half of 2003/2004 were not significant.

Note 22-2) - Commitments to purchase or sell shares in companies

Commitments made

o Abra (subsidiary of Sodexho  Scandinavian  Holding AB)
The Group, through itsSodexho Scandinavian Holding AB subsidiary, has entered into a put agreement with the minority shareholders of Abra (located in Norway) to acquire the remaining 8% of the shares outstanding by November 2005, at the latest, for a price based upon a profit multiple. The minimum purchase price amounts per the agreement is EUR 0.5 million and it is estimated at EUR 1.6 million, based on current projections.

o Altys  Multiservice
The Group has entered into a put agreement to acquire 1.5% of the shares of Altys Multiservice from the minority shareholders between October 1 and November 30, 2007 for a purchase price based on a multiple of the average economic profits as defined contractually in the year of exercise with an adjustment based on the following year's results.

o Sodexho Italia
The Group has entered into a put agreement to acquire the remaining 2% of the shares of Sodexho Italia from the minority shareholders on July 1, 2010 at the latest for a purchase price based on a multiple of the average economic profits as defined contractually.

o Baren Menu
The Group has entered into a put agreement to acquire the remaining 5% of the shares of Baren Menu in Germany from the minority shareholders on December 31, 2005 at the latest for a purchase price estimated at EUR 0.25 million.

o Sodexho MM Catering
The Group has entered into a put agreement to acquire the remaining 9.5% of the shares of Sodexho MM Catering from the minority shareholders at any time for a purchase price based on a multiple of the average economic profits as defined contractually for a minimum amount of EUR 0.2 million.


Commitments received

o Patriot Medical Technologies, Inc.
The minority shareholders of Patriot Medical Technologies, Inc have entered into a call agreement with the Group, which allows the Group, during the period from September 3, 2003 and September 3, 2005, to acquire the remaining outstanding shares of Patriot Medical Technologies, Inc, if any, for the greater of US dollar 2 million and five times Patriot Medical Technologies, Inc.'s EBITDA, reduced by adjustments defined in the contract between the parties.

o Abra (subsidiary of Sodexho Scandinavian Holding AB)
The minority shareholders of Abra have entered into a call agreement to sell the remaining shares to the Group in accordance with the terms described above, in November, 2005 at the latest.

o Sodexho Italia
The minority shareholder of Sodexho Italia has entered into a call agreement to sell the remaining shares to the Group in accordance with the terms described above, on July 1, 2010 at the latest.

o Altys Multiservice
The minority shareholders of Altys Multiservice have entered into a call agreement to sell the remaining shares to the Group between October 1, 2005 and November 30, 2005 for a purchase price based on a multiple of the average economic profits as defined contractually in the year of exercise with an adjustment based on the following year's results.



Note 22-3) - Other commitments

Securitization

During fiscal 1999 Gardner Merchant Ltd (now Sodexho Ltd) and some of its subsidiaries in the United Kingdom entered into a long-term agreement to securitize without recourse a portion of their accounts receivable for a maximum amount of GBP 75 million.

The amount securitized totaled GBP 48.4 million (EUR 72 million) as of February 29, 2004.

The decrease in securitization of EUR 12 million (excluding foreign exchange effects) compared to August 31, 2003 is included under the caption "working capital from financing activities" in the cash flow statement.


Note 22-4) - Commitments for stock options in Sodexho Alliance Shares

The group, through its stock option plans, is committed to deliver 2,301,209 Sodexho Alliance shares to employees of Sodexho, Inc. at an average price of USD
27.20 in connection with the acquisition of 53% of the shares of Sodexho Marriott Services in June 2001.




Issuance date           Exercisable period
                 From                             To                     Subscription price          Number of shares

June, 2001       Before February 29, 2004         April, 2011            USD 28.04                   1,985,054

June, 2001       2nd semester 2003/2004           April, 2011            USD 25.00                      35,324

June, 2001       2004/2005 fiscal year            April, 2011            USD 21.52                     280,831
                                                                                                    -------------
 Total                                                                                               2,301,209
                                                                                                    =============

To date, 5,852,922 Sodexho Alliance shares have been granted by the Board of Directors to employees of the Group in connection with various stock option plans.

Issuance date                Exercisable period
                        From                     To              Exercise price        Number of shares
                                                                                       on February 29, 2004

January, 2000        March, 2004            January, 2005           EUR 39,86                70,459

April, 2000          March, 2004            January, 2005           EUR 39,86                 2,251

January, 2001        March, 2005            January, 2006           EUR 48,42               303,017

January, 2002        January, 2006          January, 2007           EUR 47,00               407,140

January, 2002        January, 2006          January, 2008           EUR 47,00             1,124,617

September, 2002      April, 2006            March, 2008             EUR 47,00                12,000

October, 2002        October, 2006          October, 2007           EUR 21,87                 3,080

January, 2003        January, 2004          January, 2009           EUR 24,00             2,838,115

June, 2003           January, 2004          January, 2009           EUR 24,00                84,660

January, 2004        January, 2005          January, 2010           EUR 24,50             1,007,583
                                                                                        -------------
TOTAL                                                                                     5,852,922
                                                                                        =============



(Number of options)                                 6 months ended
                                                    on February 29, 2004

Options outstanding as of September 1, 2003             5,085,838

Options granted                                         1,009,683

Options exercised                                          (2,775)

Forfeitures due to employee departures                    (91,485)

Forfeitures due to unmet performance objectives          (148,339)
                                                       -------------
Options outstanding as of February 29, 2004             5,852,922
                                                       =============



In connection with its acquisition of Sogeres, the Group committed to maintain Sogeres' stock option plan dated August 1, 1997. The Group committed to acquire the Sogeres shares from the optionees through September 2004 and has recorded a related liability in its accounts. As of February 29, 2004 this liability totals EUR 0.7 million.

A second stock option plan was established for which the Group has committed to increase the capital of Sogeres for the benefit of the optionees and to buy their shares no later than February 20, 2008. In connection with this agreement, a provision of EUR 4 million was recorded in the consolidated financial statements as of February 29, 2004.




Note 22-5) - Commitments for operating leases

The future payment commitments for operating leases are as follows:

-  Less than one year :               EUR 79 million
-  Between one and five years :       EUR 144 million
-  More than five years :             EUR 27 million

Operating  lease   commitments   primarily  relate  to  central  kitchens  under
tri-partite agreements for EUR 42 million and rent for office space and various equipment.



Note 23 - Retirement and Other Commitments

The following table presents defined benefit obligations by geographic zones:

                                    United Kingdom and     Continental Europe    Others    February 29, 2004   August 31, 2003
                                    Ireland

Benefit obligation to employees            369                      142            5                516               477

Liability recorded                           0                       78            5                 83                80

Fair value of assets                       254                       46            0                300               269


Obligations recorded in the balance sheet

Obligations recorded as a liability in the balance sheet relate to retirement indemnities and related payments totaling EUR 83 million.

Other obligations

As of February 29, 2004, obligations which were not recorded as a liability in the balance sheet totaled EUR 433 million.

United Kingdom and Ireland

In United Kingdom and Ireland, the retirement plan obligations for which there is an external fund relate to a complementary retirement plan based on a percentage of ending salary (affected personnel working in the private sector) or based on comparable payments in the public sector (affected personnel working in the public sector).

The obligations have been calculated using the projected unit credit valuation method using the following assumptions:

o Discount rate                         5.50%

o Rate of salary increase               4.15%

o Inflation rate                        2.90%

o Rate of return on plan assets         6.50%


It was decided during fiscal 2003 to close the plan to new employees effective July 1, 2003 and to increase the contributions to the funds, which should allow for full coverage of the obligation at the end of a period of eight years.

Continental Europe

In Continental Europe the main defined benefit plan is in the Netherlands, where retirement plan indemnities are provided to certain employees.

The obligations are calculated using the projected unit credit valuation method with the following assumptions:

o  Discount rate                         5.50%

o  Rate of salary increase               3.00%

o  Inflation rate                        2.00%

o  Rate of return on plan assets         5.90%


United States

Our subsidiaries in the United States do not have significant defined benefit plans. Defined contribution plans are in place for certain members of local top management.



Note 24 - Other Information

Note 24-1) - Related parties

The subsidiaries of the Sodexho Alliance Group paid Sodexho Alliance SA EUR 31.8 million for management and coordination services provided during the 6 month period ended February 29, 2004.

Bellon SA holds 38.53% of the capital of Sodexho Alliance.

Pursuant to an agreement between Bellon SA and Sodexho Alliance, Bellon SA invoiced Sodexho Alliance EUR 1.3 million for consulting and advisory services during 6 months period ended February 29, 2004.

Note 24-2) - Litigation

Mc Reynolds vs. Sodexho Marriott Services, Inc.

On March 8, 2001, ten current and former employees of Sodexho, Inc., the majority of whom had worked for Marriott Management Services, Inc. (later known as Sodexho Marriott Services, Inc., and now known as Sodexho, Inc.) filed a lawsuit against Sodexho, Inc. in the U.S. District Court for the District of Columbia, alleging that they and other African-American salaried employees were discriminated against on the basis of their race. The plaintiffs' complaint alleges unspecified damages on behalf of a class of approximately 2,600 current and former employees of Sodexho, Inc. relating to the period commencing March 27, 1998 and ending on July 1, 2001, as well as reimbursement of plaintiffs' costs and attorney' fees. Sodexho, Inc. has denied the plaintiffs' allegations and is vigorously defending the lawsuit.

On June 25, 2002, the district court certified the case as a class action for purposes of determining liability. Sodexho, Inc.'s requests for permission to appeal this decision have been denied by both the U.S. Court of Appeals for the District of Columbia and the U.S. Supreme Court.

In accordance with the trial judge's scheduling order, the parties to this litigation have concluded discovery , and a trial date has been scheduled for late 2004. A resolution of plaintiffs' claims in their favor could have a material effect on our net income.

In fiscal year 2002, a provision of USD 10 million (EUR 8 million at the February 29, 2004 exchange rate) was recorded for defense costs anticipated in connection with this lawsuit.

To our knowledge at this time, no other exceptional events or legal proceedings are pending or considered probable of occurring or having occurred, which would have a material impact on the financial position, the activities, the net worth or the net income of Sodexho Alliance.


Note 24-3) -  Subsequent Events

Other than the disposal of the Medcheque subsidiary on March 11, 2004, there have been no significant events arising subsequent to February 29, 2004.



V  Consolidation scope


The activities of the SODEXHO GROUP are carried out autonomously in different subsidiaries in each country where the Group has a presence. Under the control of the Executive Committee, each subsidiary has an independent organizational structure with its own Board, operating, human resources and financial and administrative management.

Companies managed by SODEXHO have been fully consolidated. Companies over which SODEXHO is able to exercise significant influence have been accounted for by the equity method.

All fully consolidated companies that do not have a February 29 6 months-end are consolidated on the basis of financial statements prepared as at February 29 and for the 6 months then ended.

A number of companies having minimal impact on the true and fair view of Group's consolidated financial statements have been excluded from consolidation, notably those having revenues of less than EUR 2 million, net income of less of EUR 0.1 million and total assets of less than EUR 2 million.

There have been no significant changes in the consolidation scope during the 6 months period ended on February 29, 2004.





VI Statutory FINANCIAL STATEMENTS of Sodexho Alliance (holding company) FOR SIX MONTHS ENDED February 29, 2004

                                     6 months ended        6 months ended
                                     February 29, 2004     February 28, 2003

Revenue                                      27                    47

Earnings before exceptional items            61                    31
and income taxes

Net income                                   66                    34


As Sodexho Alliance is the holding of the group, then only the consolidated income is relevant of the group's activity.


VII Exchange rates for the Group's main currencies

        Country          Currency            Closing rate   Average rate for    Closing rate    Closing rate on  Average rate for
                                             on February    6 months ended on   on August       February 29,     6 months ended on
                                             29, 2004       February 29, 2004   31, 2003        2003             February 29, 2003

  EUR   Euro Zone (1)     Euro                1.000000          1.000000         1.000000         1.000000          1.000000

  AUD   Australia         Dollar              0.618850          0.600597         0.587820         0.561293          0.553514

  BRL   Brazil            Peso                0.277108          0.287243         0.307201         0.259977          0.276460

  CAD   Canada            Dollar              0.596730          0.629960         0.655179         0.621581          0.629435

  CLP   Chile             Peso (1000 units)   1.354958          1.335853         1.308524         1.230815          1.350840

  CNY   China             Yuan                0.097292          0.100922         0.110566         0.112047          0.118514

  USD   United States     Dollar              0.805283          0.835315         0.915164         0.927472          0.980948

  MXN   Mexico            Peso                0.072789          0.075130         0.082869         0.084167          0.094651

  GBP   United Kingdom    Pound Sterling      1.492537          1.445129         1.443835         1.461561          1.552227

  SEK   Sweden            Krona               0.108325          0.109978         0.108342         0.109340          0.109438

  VEB   Venezuela         Bolivar (1000       0.417422          0.515934         0.575695         0.581852          0.665538
                          units)

(1) Germany, Austria, Belgium, Spain, Finland, France, Greece, Ireland, Italy, Luxemburg, the Netherlands, Portugal



VIII  Statutory  auditors'  REPORT  ON  THE  HALF-YEAR   consolidated  financial
statements For the six month period ended February 29, 2004 (free translation of the French original)


In our capacity as statutory auditors of Sodexho Alliance and in accordance with Article L. 232-7 of French Company Law (Code de commerce), we have performed the following procedures:

- A review of the accompanying summary of operations and income statement as they appear in the half year consolidated financial statements, for the six month period ended February 29, 2004,

- A verification of the information provided in the Company's half year management report.

These half year consolidated financial statements are the responsibility of the management board. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with professional standards applicable in France. These standards require that we plan and perform limited review procedures to obtain moderate assurance, lesser than that which would result from an audit, as to whether the consolidated interim financial statements are free from material misstatement. A limited review excludes certain audit procedures and is limited to performing analytical procedures and to obtaining information which we considered necessary from Company management and other appropriate sources.

Based on our limited review, nothing has come to our attention that causes us to believe that the half year consolidated financial statements, prepared in accordance with accounting principles generally accepted in France, do not present fairly, in all material respects, the financial position, the assets and liabilities of the group as at February 29, 2004 and the results of its operations for the six month period then ended.

We have also reviewed, in accordance with professional standards applicable in France, the information contained in the half year management report on the half year consolidated financial statements on which we have based our review.

We have nothing to report with respect to the fairness of such information and its consistency with the half year consolidated financial statements.





                     Paris and Paris La Defense, May 5, 2004

PricewaterhouseCoopers Audit                KPMG Audit Department of KPMG S.A.

Gerard Dantheny       Hubert Toth           Patrick-Hubert Petit

Partner               Partner               Partner




About Sodexho Alliance

Founded in Marseille in 1966 by Chairman and Chief Executive Officer Pierre Bellon, Sodexho Alliance is the world's leading provider of food and management services. With more than 308,000 employees on 23,900 sites in 76 countries, Sodexho Alliance reported consolidated sales of 11.7 billion euros for the fiscal year that ended on August 31, 2003. The Sodexho Alliance share has been listed since 1983 on the Euronext Paris Bourse, where its market value totals
3.9 billion euros. The Sodexho Alliance share has been listed since April 3, 2002, on the New York Stock Exchange.


Media Relations: Jerome Chambin
Tel: +33 130 85 74 18
Fax: +33 130 85 52 32
E-mail:  jerome.chambin@sodexhoalliance.com

Investor Relations: Jean-Jacques Vironda
Tel: +33 130 85 29 39
Fax +33 130 85 51 81
E-mail: jeanjacques.vironda@sodexhoalliance.com